

Mail Stop 3561

April 3, 2009

Mr. Robert Howe
President and Chief Executive Officer
eTelcharge.com
124 Loftin Street, Suite 600
Cedar Hill, Texas 75104

> **Re: eTelcharge.com**
> **Item 4.01 Form 8-K/A**
> **Filed April 3, 2009**
> **File No. 0-30479**

Dear Mr. Howe:

We have reviewed your filing and response letter filed April 3, 2009 and have the following comment. We think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Item 4.01 Form 8-K Filed April 3, 2009

1.   We note your disclosure in the sixth paragraph that Malone and Bailey's and Whitely Penn's letters are dated March 30, 2009. However, the letter from Malone & Bailey filed as exhibit 16.1 does not include a date and the letter from Whitley Penn filed as exhibit 16.2 is dated March 23, 2009. Please obtain and file updated letters or otherwise advise.

As appropriate, please amend your filing and respond to our comment within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response.

You may contact me at (202) 551-3322 or Bill Thompson, Accounting Branch Chief at (202) 551-3344 if you have any questions regarding these comments.

Sincerely,

Ta Tanisha Meadows
Staff Accountant